                                     LOGO OF
                            AETERNA LABORATORIES INC.


                                                                PRESS RELEASE
                                                        For Immediate Release

           AETERNA PRESENTS THE STATUS OF THE ONGOING PHASE III TRIAL
                   ON ITS ANTIANGIOGENIC DRUG AE-941/NEOVASTAT
                       IN RENAL CELL CARCINOMA INDICATION
             AT THE EUROPEAN SOCIETY FOR MEDICAL ONCOLOGY CONFERENCE


QUEBEC, QUEBEC, OCTOBER 16, 2000 - Dr. Bernard Escudier, the principal investigator in Europe, presented today the status of the Phase III trial on AEterna Laboratories (NASDAQ: AELA, TSE: AEL) antiangiogenic drug Neovastat/AE-941 in renal cell carcinoma indication. The Neovastat Phase III trial for treatment of metastatic renal cell carcinoma is underway in the United States, Canada, and several countries in Europe. Patient recruitment is ongoing and should be completed by summer 2001 and final results on survival are expected by summer 2002.

Dr. Bernard Escudier, Head of Immunotherapy and Innovative Therapy Unit, Institut Gustave Roussy, Villejuif, France, and Principal Investigator in Europe, presented the communication at the 25th European Society for Medical Oncology (ESMO) in Hamburg, Germany. "Neovastat has been shown to block two angiogenesis regulators, both VEGF and MMPs. This multiple mechanism of action, together with a clinical benefit and an excellent safety profile lead us to consider testing this drug in renal cell carcinoma patients. Response has been enthusiastic among individual investigators who are eager to participate, and we are confident that the Neovastat trial will be completed as planned," said Dr. Bernard Escudier.

Mr. Yves Rosconi, Senior Vice President and Chief Operating Officer of AEterna, said "the encouraging international interest to the Phase III kidney cancer trial is another example of AEterna's steady progress as one of the leaders among companies moving toward delivering antiangiogenic treatments to market. As another indication of our progress, we expect to commence a third oncology trial on Neovastat soon. This will broaden AEterna's reach in successfully implementing our early-to-market strategy for Neovastat," Yves Rosconi added.

ABOUT THE TRIAL
This randomized, Phase III clinical trial, double-blind, placebo-controlled, involves up to 60 sites across North America and Europe, and evaluates the efficacy of Neovastat as treatment for patients with progressive renal cell carcinoma who have failed to respond to standard therapies. Approximately 280 patients are to be recruited for this study.

The principal investigator in Europe is Dr. Bernard Escudier of the Institut Gustave Roussy in France. In North America, the principal investigators are Dr. Ronald Bukowski, Director of Experimental Therapeutics Program, Cleveland Clinic Cancer Center in the US, and Dr. Francois Patenaude, Assistant Professor of Medicine at McGill University and The Montreal Jewish General Hospital, in Canada. Covance, the clinical research organization which has been charged with monitoring this trial on behalf of AEterna, is one of the world's largest and most comprehensive drug development services companies.

For further information regarding the trial, please contact our toll-free patient information line at 1-888-349-3232.

UNDERSTANDING ANGIOGENESIS
Angiogenesis, a scientific term for the formation of new blood vessels, is crucial to the development of cancer and other diseases that require the development of new blood vessels to supply them with essential nutrients for growth. Angiogenesis-dependent diseases form new blood vessels by sending out certain proteins, such as VEGF (vascular endothelial growth factor), that cause endothelial cells within existing nearby blood vessels to proliferate and migrate, secreting enzymes called matrix metalloproteinases or MMPs, which create an opening in the surrounding matrix, enabling these endothelial cells to form new blood vessels that reach out to the disease.

NEOVASTAT - UNIQUE MECHANISM OF ACTION
Neovastat, is a novel orally bioavailable naturally occurring antiangiogenic product that has a unique multiple mechanism of action. Neovastat blocks two of the regulators of angiogenesis, VEGF and MMPs. Most tumors secrete VEGF, which binds to specific receptor sites on the wall of blood vessels and triggers the growth of new blood vessels. Neovastat contains active components that specifically block the receptors where VEGF binds. Preclinical studies also show that Neovastat regulates the VEGF-induced proliferation of endothelial cells that is thought to be necessary in the growth of new blood vessels. In addition, Neovastat has been shown to selectively inhibit MMPs 2, 9 and 12, which are involved in breaking down the surrounding tissue and creating an opening for the formation of new blood vessels.

ABOUT RENAL CELL CARCINOMA
There are about 34,000 new cases of renal cell carcinoma in North America each year and about 38,000 new cases in Europe. The five-year mortality rate for this disease is approximately 90%. The therapies currently available achieve an efficacy of less than 20% and are associated with a large number of serious side effects.

ABOUT AETERNA
AEterna Laboratories is a leader in the field of antiangiogenesis with its lead compound, AE-941/Neovastat, in Phase III clinical trials for the treatment of lung cancer and kidney cancer.

AEterna Laboratories Inc. is a Canadian biopharmaceutical company focused on the development of new therapies to treat a variety of conditions, principally cancer. AEterna's lead compound, Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology. The Company also owns 64% of Atrium Biotechnologies Inc., specialized in the development of active ingredients used in cosmetics and nutrition products.

The Company is listed on The Toronto Stock Exchange under the symbol AEL and the Nasdaq National Market under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

FOR MORE INFORMATION, CONTACT:
Janet Craig
Director of Corporate Communications and Investor Relations
AEterna Laboratories Inc.
Direct: 416-229-4075
Bus: 418-652-8525
Fax: 418-652-0881
E-mail: janet.craig@aeterna.com

                                     LOGO OF
                            AETERNA LABORATORIES INC.





                                                                 PRESS RELEASE
                                                         FOR IMMEDIATE RELEASE

                      AETERNA REPORTS THIRD QUARTER RESULTS

QUEBEC CITY, QUEBEC, OCTOBER 18, 2000 - AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) reported today its financial results for the third quarter ended September 30, 2000. Results are reported in Canadian dollars.

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2000

- Sales increased 17% to $2 million from $1.7 million for the same quarter last year.

- R&D expenses were $5.2 million, compared to $2.9 million for the same quarter last year. This increase is attributable to the costs associated with two ongoing pivotal Phase III clinical trials in lung and kidney cancer.

- R&D tax credits and grants were $1.6 million compared to $0.2 million for the same period a year ago. This increase is attributable to contributions obtained from the Canadian federal government's Technology Partnerships Canada (TPC) program.

- AEterna also reported a consolidated net earnings for the period of $2.2 million ($0.07 per share), compared to a net loss of $1.7 million ($0.07 per share) for the same quarter last year. This is mainly a result of a gain on dilution of $4.3 million. This gain resulted from a second investment of $10 million by SGF Soquia Inc., Fonds de solidarite FTQ and Fonds d'investissement bioalimentaire in exchange for an additional 14% equity in Atrium Biotechnologies Inc.

- The Company's financial position remains strong with $71.3 million in cash and short-term investments at the end of the third quarter. In addition, AEterna also has access to a Technology Partnerships Canada contribution of now up to $22.5 million, and to an indirect contribution from the U.S. National Cancer Institute (NCI) of approximately $5 million.

"We continued to make progress on our business and clinical development goals during the third quarter, and I believe that we will see continued progress in the last quarter of this year," said Dr. Eric Dupont, President and Chief Executive Officer of AEterna Laboratories. "We are aggressively pursuing an early-to-market strategy with our lead compound Neovastat, and feel, with the announcement of an additional indication in oncology shortly, that we will continue to strengthen our strong position."

OVERVIEW OF THIRD QUARTER ACTIVITIES:

- AEterna issued additional shares for gross proceeds of $2.1 million from the exercise of an over-allotment option of the underwriters from the previous May 8, 2000 bought deal.
- SGF Soquia Inc., Fonds de solidarite FTQ and Fonds d'investissement bioalimentaire acquired an additional 1,000,000 common shares in Atrium Biotechnologies Inc., for a cash consideration of $10 million. AEterna maintains its position as a majority shareholder with 77.8% of the voting rights and 64% in share capital.
- Gilles Gagnon was appointed to the position of Vice President, Business Development. Mr. Gagnon, who spent over 20 years in the pharmaceutical and healthcare industries, will be a key member of AEterna's team involved in making strategic alliances.

AEterna Laboratories is a leader in the field of antiangiogenesis with its lead compound, AE-941/Neovastat, in Phase III clinical trials for the treatment of lung and kidney cancer.

AEterna Laboratories Inc. is a Canadian biopharmaceutical company focused on the development of new therapies to treat a variety of conditions, principally cancer. AEterna's lead compound, Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology. The Company also owns 64% of Atrium Biotechnologies Inc., specialized in the development of active ingredients used in cosmetics and nutrition products.

The Company is listed on The Toronto Stock Exchange under the symbol AEL and the Nasdaq National Market under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

FOR MORE INFORMATION, CONTACT:

Janet Craig
Director of Corporate Communications and Investor Relations
Direct: 416-229-4075
Bus: 418-652-8525
Fax: 418-652-0881
E-mail: janet.craig@aeterna.com




Attached: Financial Summary

AETERNA LABORATORIES INC. ( TSE: AEL, NASDAQ: AELA)
FINANCIAL SUMMARY
(expressed in Canadian dollars)



                                                       QUARTERS ENDED                                    NINE MONTHS ENDED
                                                        SEPTEMBER 30                                       SEPTEMBER 30
                                          ---------------------------------------------------------------------------------------
     CONSOLIDATED RESULTS                       2000                     1999                     2000                    1999
                                          ---------------------------------------------------------------------------------------
                                                 $                         $                        $                       $
---------------------------------------------------------------------------------------------------------------------------------
Sales                                         2 036 000               1 741 000                6 074 000               4 507 000

Operating expenses                             (870 000)               (712 000)              (2 342 000)             (2 535 000)
                                          ---------------------------------------------------------------------------------------
Earnings before the following                 1 166 000               1 029 000                3 732 000               1 972 000

Research and development                      5 196 000               2 860 000               15 529 000               8 556 000
Research tax credits and grants              (1 605 000)               (237 000)              (4 752 000)               (873 000)
Depreciation and amortization                   330 000                 304 000                  976 000                 812 000
                                          ---------------------------------------------------------------------------------------
Loss before other items                      (2 755 000)             (1 898 000)              (8 021 000)             (6 523 000)

Financial income                              1 114 000                 188 000                2 583 000                 873 000
Gain on dilution of investment                4 295 000                    -                  11 673 000                    -
Non-controlling interest                       (417 000)                   -                    (995 000)                   -
                                          ---------------------------------------------------------------------------------------
Net earnings (loss) for the period            2 237 000              (1 710 000)               5 240 000              (5 650 000)
Net earnings (loss) per share
                                    Basic          0,07                   (0,07)                    0,18                   (0,22)
                            Fully diluted          0,07                   (0,07)                    0,16                   (0,22)
                                          ---------------------------------------------------------------------------------------



                                                                                                      AS AT SEPTEMBER 30
                                                                                         ---------------------------------------
CONSOLIDATED BALANCE SHEETS                                                                      2000                    1999
                                                                                         ---------------------------------------
                                                                                                   $                       $
--------------------------------------------------------------------------------------------------------------------------------
Cash position                                                                                 71 330 000              24 005 000
Working capital                                                                               75 827 000              25 388 000
Total assets                                                                                  95 849 000              45 036 000
Long-term debt                                                                                 4 000 000               3 349 000
Non-controlling interest                                                                       9 235 000                   -
Shareholders' equity                                                                          78 832 000              38 625 000
Deficit                                                                                         (953 000)             (7 666 000)

STOCK EXCHANGE INFORMATION AS OF SEPTEMBER 30, 2000

          Issued shares
              Multiple voting right                   4.9 MILLION
              Subordinate voting right               25.1 MILLION
                                                     ----
                                                     30.0 MILLION
                                                     ====

Fully diluted shares                                 32.5 MILLION
Market capitalization                                $360 MILLION
Average daily transactions (9 months)               87,958 SHARES


AS OF SEPTEMBER 30, 2000 THE EXCHANGE RATE WAS: $1 CA = $ 0.66 US